SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

CONCHA Y TORO WINERY INC.
(Translation of Registrant´s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONCHA Y TORO ®
For Immediate Release

VIÑA CONCHA Y TORO REPORTS SECOND QUARTER AND FIRST HALF 2004 RESULTS

Contacts in Santiago, Chile
Santiago, Chile, August 10, 2004 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2004. Figures are stated according to Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2004. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, (US$1.00=Ch$636.30).

Osvaldo Solar Chief Financial Officer Blanca Bustamante Head of Investor Relations Viña Concha y Toro S.A. Tel: (56-2) 476-5026 e-mail: vcoir@conchaytoro.cl www.conchaytoro.com	Highlights 2Q04 vs. 2Q03

• Total revenues increased 19.9%.
• Export sales in US dollars, increased 27.9%.
• Bottled export shipments increased 27.2% to 2,357,000 cases.
• Bottled domestic revenues increased 28.1% in value and 13.5% in volume.
• Operating income increased 38.0%, operating margin increased to 20.1% from 17.5%.
• Net income increased 38.7% to Ch$7,281 million (US$11.4 million).
• Ebitda increased 34% to Ch$9,699 million (US$15.2 million).
• Earnings per ADR increased 52.5% to US$ 0.79.

Highlights 1H04 vs. 1H03

• Total revenues increased 12.2%.
• Export sales in US dollars, increased 26.6%.
• Bottled export shipments increased 22.7% to 4,159,000 cases.
• Bottled domestic revenues increased 15% in value and 2.4% in volume.
• Operating income increased 19.8%, operating margin increased to 17.2% in 1H04 from 16.1% in 1H03.
• Net income increased 10.5% to Ch$10,522 million (US$16.5 million).
• Ebitda increased 18.5% to Ch$15,406 million (US$24.2 million).
• Earnings per ADR increased 22.2% to US$ 1.15.

Comments from the CEO

We are pleased to announce Concha y Toro’s financial results for the latest quarter and first half of 2004. Recent results have been strong from any point of comparison and reflect just how competitive the Company is in global markets.

Most encouragingly, the strategy adopted just over a year ago for the domestic market of repositioning and boosting profitability culminated in a 28.1% rise in revenues for the latest quarter.

Exports have risen to all regions for the past quarter as well as the first half of 2004, which is a demonstration of the strength of the Concha y Toro brand today in spite of the increasingly competitive global wine industry. For the second quarter, export revenues (in US dollars) increased 27.9% and includes a welcome recovery in Latin America. On the other hand, according to the latest AC Nielsen figures for the UK market, Concha y Toro has broken into the top 20 selling brands. Measured by value, Concha y Toro is now in the 17th position –up strongly from position 28 last year.

Our business based in Argentina has continued its rapid sales growth both within the country as well as in its ever-expanding export markets. Trivento has now posted solid growth for six consecutive quarters. As of June 2004, Trivento is the 2nd largest exporter from Argentina measured by volume.

Following the series of strong sales performances and cost containment our operating margin improved to 20.1% on a quarterly basis and to 17.2% for the first half of the year. And yet the performance is more impressive still when taking into account the 10% appreciation of the Chilean peso over the past twelve months.

Second Quarter 2004 Results

Total Revenues

Total revenues increased 19.9% to Ch$46,455 million (US$73 million) from Ch$38,732 million (US$60.9 million). Higher domestic wine sales, higher revenues from exports to third parties and from our subsidiary in the UK, and sustained improvement in Argentina all contributed to revenue growth.

Table 1
Total Revenues
(in Ch$ millions)
	2Q04	2Q03	2Q04 vs. 2Q03 (%)	1H04	1H03	1H04 vs. 1H03 (%)
Chile:
Domestic- Wine	9,627	7,516	28.1%	16,390	14,407	13.8%
Exports to third parties	26,352	23,377	12.7%	45,015	43,329	3.9%
Concha y Toro UK	4,934	3,768	30.9%	9,637	6,618	45.6%
Other revenues	1,809	1,818	-0.5%	3,239	3,540	-8.5%

Argentina:
Domestic	1,624	1,236	31.3%	2,647	1,975	34.0%
Exports	2,109	1,016	107.5%	3,427	1,753	95.5%
TOTAL	46,455	38,732	19.9%	80,354	71,622	12.2%

Domestic Sales, Chile.

Domestic bottled wine sales increased 28.1% to Ch$9,627 million (US$15.1 million) in 2Q04 from Ch$7,516 million (US$11.8 million) in 2Q03 following a 13.5% increase in sales volume and a 12.8% increase in the average price. Sales volume growth was spurred by a 10% increase in sales of premium wine that reflects the Company’s effort to strengthen high-end sales. Popular wine sales increased 14.2% on strong sales ahead of the anticipated price increase for the category. A price rise was realized in June for popular wines, which raised the average price for domestic wines.

Export Revenues.

Export revenue from sales to third parties increased 12.7% to Ch$26,352 million in 2Q04 from Ch$23,377 million in 2Q03. Stronger sales in all regional markets contributed to growth with the highest increases coming from South America and Central America and Europe. Stated in Chilean pesos, the sales figures include the impact of local currency appreciating 10.8% year on year.

Sales from the UK subsidiary increased 30.9% to Ch$4,935 following its successful marketing and sales strategy oriented at improving the position of the Concha y Toro brand in every UK sales channel.

  Exports of Bottled Wine in US$:

The following figures, representing exports in dollars and volume, include exports to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports (figures in US dollars) increased 27.9% to US$ 46.8 million from US$36.6 million. Volumes shipped increased 27.2% while the average price, stated in dollars, rose 0.5%.

Graph 1
Export Value (US$) by Region
Second Quarter 2004

Export increased to every region. In percentage terms, the biggest growth was achieved in South America (+94.1%), Central America/Caribbean (+64.1%), Canada (+36.2%) and Europe (+23.4%).

  Exports of Bottled Wine in Volume:

Export volume increased 27.2% to 2,357,000 cases. Each region in turn posted a positive performance. In South America shipments increased 144.4% as Brazilian, Venezuelan and Colombian markets recovered. Strong results were achieved throughout Central America/Caribbean. Europe maintained its momentum with volumes rising 22.1%, following higher sales to the UK, Sweden, and Germany.

By segment, figures reveal a 47.8% increase in shipments of premium wines and is largely due to stronger high-end category sales in Europe, Central America and South America. Varietal wine sales decreased 5.8%, while exports of varietal blends increased 34.8%.

  Prices: The average price per case increased 0.5% to US$ 19.84 from US$19.74 in 2Q03, mainly due to an improvement in the mix following higher sales of premium wines.

Argentine Operations.

Total revenue from the Argentine operation increased 65.8% to Ch$3,733 million (US$5.9 million). Exports from Argentina increased 107.5% while domestic sales rose 31.3%.

The increase in sales within Argentina was the result of a 34.2% increase in volume and a 2.1% decline in the average price (stated in Chilean pesos). Better distribution and a dedicated sales and marketing policy account for the improvement in sales volume. The decline in the average price is due to the appreciation of the Chilean peso.

The figure for export growth comprises a 103% rise in shipments totaling 230,000 cases, which increased Trivento’s market share among Argentine exporters. As of June 2004, Trivento is the 2nd largest exporter from Argentina measured by volume, and the 4th exporter by value.

Other Revenues.

Lower bottling fees and lower sales of fruit contributed to 0.5% decrease in Other revenues to Ch$1,809 million (US$2.8 million).

Cost of Sales

For the quarter, total cost of sales rose 18.7% to Ch$26,893 million (US$42.3 million) from Ch$22,663 million (US$35.6 million) in 2Q03. Cost of sales, as a percentage of total sales, decreased to 57.9% from 58.5%. The gross margin increased to 42.1% from 41.5%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 9.9% to Ch$10,215 million (US$16.1 million). As a percentage of revenues, SG&A decreased to 22% from the 24% recorded in 2Q02 and is essentially the product of stronger sales diluting overall expenditure.

Operating Income

Operating income increased 38% to Ch$9,347 million (US$14.7 million) in 2Q04 compared to Ch$6,775 million (US$10.6 million) in 2Q023. Operating margin increased from 17.5% to 20.1%, due to the higher gross margin and the fact that the rise in SG&A was less than the growth in sales.

Non-Operating Result

Non-operating income produced a loss of Ch$39 million (US$620 thousand) in comparison to a gain of Ch$176 million (US$276 thousand), mainly due to a loss of Ch$108 million in equity income, following a negative contribution from Viña Almaviva. Sales of Almaviva wine are realized once a year. In 2003 sales were recognized in the first quarter, for 2004 sales will be realized at the end of the third quarter.

Non-operating expenses increased to Ch$607 million (US$1.0 million) from Ch$503 million (US$0.8 million) mainly due to higher interest expenses and exchange rate differences and were partly compensated by lower price level restatement for the period.

  Interest expenses totaled Ch$404 million (US$ 635 thousand) compared to Ch$188 million (US$295 thousand) due to higher financial debt. This debt increased from Ch$38,666 (US$60.8 million) in June 30, 2003 to Ch$59,107 million (US$93 million) as of June 30, 2004, following financing requirements for capital expenditures in agriculture and production capacity. The ratio of financial debt to equity increased from 0.29 as of June 2003 to 0.42 as of June 2004.

  Price level restatement represented a gain of Ch$50 million (US$78.9 thousand) compared to a loss of Ch$302 million (US$475 thousand) in 2Q03.

  Exchange rate differences produced a loss of Ch$216 million (US$339 thousand) compared to the gain of Ch$52 million (US$81 thousand) registered in 2Q03.

Table 2
Non-Operating Results
(in Ch$ millions)

	2Q04	2Q03	2Q04 vs. 2Q03 (%)	1H04	1H03	1H04 vs. 1H03 (%)
Non-operating Income
Equity Income	-108	108	-200.2%	-6	670	-100.9%
Other non-operating income	69	68	0.6%	137	141	-2.5%
Total non-operating income	-39	176	-122.4%	131	811	-83.8%

Non-operating expenses
Interest Expense	-404	-188	-115.3%	-702	-390	-79.9%
Price Level Restatement	50	-302	-116.6%	327	-339	-196.4%
Exchange Rate Differences	-216	52	-517.3%	-940	16	-6131%
Other Non-operating expenses	-37	-65	-41.8%	-82	-105	-22.7%
Total non-operating expenses	-607	-503	20.7%	-1,396	-819	70.3%
Total Non-Operating Result	-646	327	97.5%	-1,264	-8	15082%

Net Income and Earnings per Share (EPS)

Net Income for the period increased 38.7% to Ch$7,281 million (US$11.4 million) from Ch$5,251 million (US$8.3 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$10.12 per share from Ch$7.30, for the quarter. Earnings per ADR were Ch$506 in 2Q04. In US dollar terms, earnings per ADR increased 52.5% to US$ 0.79 in the second quarter of 2004 from US$ 0.52 for the second quarter of 2003.

First Half 2004 Results

Total Revenues

Total revenues for the first half increased 12.2% to Ch$ 80,354 million (US$126.3 million) from Ch$71,622 million (US$112.6 million) in 1H03. Revenues increased following stronger sales in the Chilean domestic market, higher sales to Concha y Toro UK and positive performances at our Argentine subsidiaries.

Domestic Sales, Chile.

Total domestic wine sales (including bulk) increased 13.8% to Ch$16,390 million in 1H04 from Ch$14,407 million in 1H03. Domestic bottled wines sales (excluding bulk sales) for the period increased 15% to Ch$16,390 million in 1H04 from Ch$14,252 million in 1H03. There were no bulk sales in the period.

The 15% increase in bottled domestic revenues was the result of a 2.4% increase in volume and a 12.3% increase in the average price. The increase in volume resulted from larger sales of premium wines (+16.8) following a strategy focused on strengthening this category and a 2.7% increase in popular wine sales. The higher average price responds to price increases for popular wines in February and June.

Export revenues.

Total export revenues from third parties increased 3.9% to Ch$45,015 million in 1H04 from Ch$43,329 million in 1H03. Higher volumes to all regional markets were led by strong performances in South America, Central America and Europe. Revenues in pesos include the impact of the appreciation of the Chilean peso over the period, of approximately 15%.

Sales of Concha y Toro UK increased 45.6% to Ch$9,637, in response to wider distribution and a successful branding strategy in the UK. According to the latest figures from AC Nielsen, the Concha y Toro brand has entered the UK top 20 sales table advancing to 17th position (from 28th, last year). Concha y Toro is the only Chilean brand in the 20 top UK wine brands.

  Exports of Bottled Wine in US$: Exports in US dollars which include exports to third parties and exports to the UK subsidiary increased 26.6% to US$ 83.4 million in 1H04 from US$65.9 million in 1H03, and resulted from a 22.7% increase in volume and a 3.1% increase in the average price in US dollars.

First Six Months 2004
Export Value (US dollars) by Region

In terms of value, the strongest first half results were from South America (+106.6%), Central America/Caribbean (+28.8%), Europe (+32.1%), Asia (+19.4%), Canada (+15.4%) and the US (+3.0%)

  Exports of Bottled Wine in volume: Export volume increased 22.7% to 4,159,000 cases. In South America shipments increased 140.2% as a result of a recovery in the markets of Brazil, Colombia, Venezuela and Peru. European growth is explained by the good momentum the Company is sustaining in the UK and also due to strong results in Germany, Sweden and several other countries in continental Europe. Shipments to Asia increased 22.7%.

Shipments by segment reveal a 38.3% increase in premium wines, mainly due to stronger for the segment in Europe, Central America and South America. Varietal wine sales increased 14.5%, while exports of varietal blends increased 19.3%.

  Prices: The average price per case increased 3.1% to US$ 20.05 from US$19.44 in 1H03, as the product mix improved following larger sales of premium wines.

Argentine Operations. Total revenue from our Argentine businesses increased 62.9% to Ch$6,074 million (US$9.5 million) following a 95.5% increase in exports and a 34% increase in domestic sales.

The increase in domestic sales involved a 34.6% rise in volume while the average price for the reporting period remained flat.

Export performance included a 117% increase in shipments that totaled 400,000 cases with Trivento making a significant gain in market share among the Argentine exporters. However, the average price in Chilean pesos decreased 9.9% as the Chilean peso appreciated.

Cost of Sales

For the first half of 2004, the total cost of sales rose 11.7% to Ch$ 48,187 million (US$ 75.7 million) from Ch$ 43,139 million (US$ 67.8 million) in 2003. Cost of sales as a percentage of total sales declined to 60.0% from 60.2%.

Gross margin improved to 40% from 39.8% as a result of higher exports, higher sales in the domestic market and a stronger result in Argentina.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses increased 8.2% to Ch$18,313 million (US$28.8 million) from Ch$ 16,923 million (US$26.6 million). The rise is due to larger volumes in both domestic and export markets and also to the larger scale of our Argentine operations. As a percentage of revenues SG&A decreased to 22.8% from the 23.6% recorded in 1H03.

Operating Income

Operating income rose 19.8% to Ch$13,844 million (US$21.8 million) compared to the Ch$11,559 million (US$ 18.2 million) in the first half of 2003. Operating margin increased from 16.1% to 17.2% following a better gross margin and a weaker rise in SG&A than for sales.

Non-Operating Results

Non-operating income decreased 83.8% to Ch$131 million (US$0.2 million) from Ch$811 million (US$1.3 million). The result reflects weaker equity income due to losses at Viña Almaviva.

Non-operating expenses increased 70.3% to Ch$1,396 million (US$2.2 million) in 1H04 from Ch$819 million (US$1.3 million) in 1H03. This resulted from: (1) an increase in interest expenses from Ch$390 million to Ch$702 million due to an increase in financial debt of Ch$20,775 million (US$33 million); (2) a loss in exchange rate difference of Ch$936 million as compared to a gain of Ch$16 million in 1H03. This result was partially compensated by a gain in price level restatement an lower other non operating expenses.

Net Income and Earnings per Share (EPS)

Net Income for the period increased to Ch$ 10,522 million (US$16.5 million) from Ch$ 9,518 million (US$ 15.0 million), which represents a rise of 10.5%. Concha y Toro’s EPS increased to Ch$ 14.63 per share from Ch$ 13.24; earnings per ADR were Ch$732 in 1H04 and Ch$ 662 in 1H03. In US dollar terms, earnings per ADR increased 22.2% to US$ 1.15 compared to US$0.94 for the first six-month period of 2003.

Balance Sheet

Assets

As of June 30, 2004, the Company’s consolidated assets totaled Ch$249,389 million (US$392 million), and was Ch$ 38,179 million (US$ 60 million) higher than the figure reported a year earlier mainly due to an increase in current assets (receivables and inventories) and fixed assets involving the acquisition of new vineyards, construction and infrastructure.

Liabilities

As of June 30, 2004 net financial debt stood at Ch$59,107 million (US$93 million) representing a year-on-year increase of Ch$20,440 (US$32 million). As a result of the increase in debt level, interest expenses rose from Ch$390 million (US$0.6 million) during the first half of 2003 to Ch$702 million (US$1.1 million) in the first half of 2004.

As of June 30, financial debt to equity ratio stood at 0.42.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is the leading South American wine producer whose products are distributed in 100 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marques, Trio, Casillero del Diablo, Sunrise and Frontera. The Company owns 5,000 hectares of vineyards in Chile and Argentina.

2003 revenues totaled US$ 258 million with earnings per ADR of $2.18. The Company exported 7,369,000 cases valued at US$ 145 million. Domestic market sales totaled US$ 53 million. The company’s largest export markets were the US, the U.K., Sweden, Canada and Denmark.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 1,640 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousand of constant Chilean pesos as of June 30, 2004)

	2Q2004	2Q2003	Change	1H2004	1H2003	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Operating Results
Revenue from sales	46,454,716	38,731,832	19.9	80,354,316	71,621,610	12.2
Cost of sales	-26,892,853	-22,663,370	18.7	-48,197,055	-43,139,273	11.7
% of sales	57.9%	58.5%	60.0%	60.2%
Gross Profit	19,561,863	16,068,462	21.7	32,157,261	28,482,337	12.9
Selling & Adm. Expenses	-10,214,924	-9,293,679	9.9	-18,312,846	-16,923,154	8.2
% of sales	22.0%	24.0%	22.8%	23.6%

Operating Income	9,346,939	6,774,783	38.0	13,844,415	11,559,183	19.8
% of sales	20.1%	17.5%	17.2%	16.1%

Non-Operating Results
-Non-operating income	68,499	68,091	0.6	137,340	140,804	-2.5
-Equity income	-107,887	107,719	-200.2	-5,842	670,230	-100.9
-Non-operating expenses	-37,636	-64,694	-41.8	-81,530	-105,473	-22.7
-Financial expenses	-403,983	-187,601	115.3	-701,668	-390,100	79.9
-Price level restatement	50,188	-302,405	-116.6	327,203	-339,370	-196.4
-Exchange rate differences	-215,596	51,665	-517.3	-939,781	15,582	-6131
Non-operating result	-646,415	-327,228	97.5	-1,264,278	-8,327	15083

Income before income tax	8,700,524	6,447,555	34.9	12,580,137	11,550,856	8.9
Less: income tax	-1,422,570	-1,195,957	18.9	-2,059,763	-2,027,722	1.6
Minority interest	2,798	-885	-416.2	1,282	-4,829	-126.5

Net Income	7,280,752	5,250,713	38.7	10,521,656	9,518,305	10.5

-Earnings per share (Ch$)	10.12	7.30	38.7	14.63	13.24	10.5
-Earnings per ADR (US$)	0.79	0.52	52.5	1.15	0.94	22.2

EBITDA	9,699,087	7,239,821	34.0	15,406,273	12,999,061	18.5
% sales	20.9%	18.7%		19.2%	18.1%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate US$1.0=Ch$636.30

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousand of constant Chilean pesos and US dollars as of June 30, 2004)

	As of June 30,	As of June 30,	As of June 30,
	2004	2003	2004
	Th. Ch$	Th. Ch$	Th. US$

Assets
Cash and Equivalents	3,334,357	2,185,677	5,240
Inventories	65,623,446	51,223,296	103,133
Accounts receivables	43,134,667	36,752,803	67,790
Other current assets	12,207,049	10,611,379	19,184
Total current assets	124,299,519	100,773,155	195,347

Property, plant & equipment, net	116,950,134	102,802,631	183,797
Other assets	8,139,046	7,634,444	12,791

Total assets	249,388,699	211,210,230	391,936

Liabilities and Shareholders' Equity
Short term debt (1)	38,512,847	25,269,943	60,526
Other current liabilities	42,265,964	33,999,706	66,425
Total current liabilities	80,778,811	59,269,649	126,951
Long term debt (1)	20,593,764	13,396,982	32,365
Other long-term liabilities	5,581,485	6,358,610	8,772
Total long-term liabilities	26,175,249	19,755,592	41,137

Minority interest	74,010	75,349	116

Shareholders' Equity	142,360,629	132,109,640	223,732

Total liabilities and Shareholders' equity	249,388,699	211,210,230	391,936

(1) includes only financial debt
Exchange rate:US$1.0=Ch$636.30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

VINA CONCHA Y TORO S.A.

VINA CONCHA Y TORO S.A.

By:	/S/ OSVALDO SOLAR V.
Name: Title:	Osvaldo Solar V. Gerente de Administracion y Finanzas / Administration and Finance Manager (Chief Financial Officer)